Lind Capital Partners Municipal Credit Income Fund

LCPMX

(the “Fund”)

Supplement dated September 8, 2026, to the Prospectus dated May 31, 2026

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The following provides updated information about how to purchase the Fund’s shares contained in the current Prospectus. Please read it carefully along with the Fund’s Prospectus. Capitalized terms used herein and not otherwise defined have the meanings specified in the Prospectus.

The following replaces, in its entirety, the paragraph regarding the offering of the Fund’s Shares in the “Information About the Fund’s Shares” section of the cover page of the Prospectus.

This Prospectus applies to the public offering of an unlimited number of shares of beneficial interest of the Fund (the “Shares”). The Shares will be offered on a continuous basis at the NAV per share of the Fund next calculated after receipt of the purchase in good order. The Fund’s shares will be offered through the principal underwriter, Ultimus Fund Distributors, LLC (the “Distributor”). In addition, certain institutions (including banks, trust companies, brokers, and investment advisers) will be authorized to accept, on behalf of the Fund, purchase orders and repurchase requests placed by or on behalf of their customers, and may designate other financial intermediaries to accept such orders. See “Purchases of Shares” for more information.

The following replaces, in its entirety, the “Minimum Initial Investment” and “Shareholder Purchases” sub-sections of the “How to Buy Shares” section in the Prospectus.

Minimum Initial Investment. Each investor must initially purchase a minimum of $25,000 of shares in the Fund. Purchases may be made directly from the Fund by contacting the transfer agent, by mail, Automated Clearing House (“ACH”) or wire. The Fund has also authorized certain institutions (including banks, trust companies, brokers, and investment advisers) to accept purchase orders and repurchase requests on its behalf and such institutions are authorized to designate intermediaries to accept purchase orders and repurchase requests on behalf of the Fund. Purchase orders and repurchase requests will be deemed to have been received when the Fund, an authorized broker, or broker-authorized designee receives the order. The orders will be priced at the Fund’s NAV per share next computed after the orders are received by an authorized broker or broker-authorized designee. The Fund may, at the Adviser’s sole discretion, accept accounts with less than the minimum investment amount.

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Shareholder Purchases. The Fund has entered into a distribution agreement (the “Distribution Agreement”) with Ultimus Fund Distributors, LLC (the “Distributor”) to act as the distributor for the sale of shares. The Distributor serves in such capacity on a best-efforts basis. The Distributor may enter into related selling group agreements with various broker-dealers to assist in the distribution of Shares.

An investor may make purchases directly from the Fund by contacting the transfer agent, by mail, ACH, or wire.

The Fund has also authorized one or more brokers to accept purchase orders and repurchase requests on its behalf and such brokers are authorized to designate intermediaries to accept purchase orders and repurchase requests on behalf of the Fund. The purchase orders will be priced at the Fund’s NAV per share next computed after the orders are received by an authorized broker or broker-authorized designee. Investors may also be charged a fee by a broker or agent if Shares are purchased through a broker or agent. The Fund reserves the right to (i) refuse to accept any request to purchase Shares of the Fund for any reason or (ii) suspend its offering of Shares at any time.

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You should read this Supplement in conjunction with the Prospectus, which provides information that you should know about the Fund before investing and should be retained for future reference. The Prospectus is available upon request and without charge by calling the Fund at 1-833-615-3031.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

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